February 29, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Kathleen Collins and Megan Akst

RE:	Sparton Corporation
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed September 8, 2015
Form 8-K filed February 2, 2016
File No. 000-01000

Dear Ms. Collins and Ms. Akst:

This letter is a response from Sparton Corporation (the “Company”) to the Staff’s comment letter dated February 17, 2016 with regard to the above filings. For your convenience, the Company’s response tracks the item identified in your letter and is set forth in bold.

Note 8. Income Taxes, page F-23

1.	Comment: We note your policy disclosure regarding uncertain tax positions on page F-20. Please tell us what consideration was given to providing all of the disclosures required by ASC 740-10-50-15 and 15A.

Response: The Company respectfully advises the Staff that at the end of fiscal years 2015 and 2014, the Company did not have identified uncertain tax positions. The Company considered the disclosure requirements of ASC 740-10-50-15 and 15A in preparing its disclosures. In future 10-K filings in which no uncertain tax positions requiring accrual have been identified, disclosure stating such will be provided.

Form 8-K filed February 2, 2016

2.	Comment: We note your reconciliation of non-GAAP Financial Measures in Exhibit 99.1. We believe this presentation conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K or Regulation G.

Response: The Company respectfully advises the Staff that the purpose of the referenced presentation is to show a reconciliation of the non-GAAP financial measures with the most comparable financial measures that are presented in accordance with GAAP, per the requirements of Regulation G. However, we acknowledge the Staff’s Comment, and beginning in the third quarter of fiscal year 2016, the Company will modify its non-GAAP reconciliations by presenting a table to individually reconciling each non-GAAP measure it uses to the appropriate GAAP measure rather than presenting a Statement of Income on an adjusted basis.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned, or our counsel, Carrie Leahy, at (734) 930-0120, if you have any questions about the foregoing or need additional information.

Sincerely,

Sparton Corporation

By: /s/ Joseph Hartnett

Name: Joseph Hartnett

Title: Interim Chief Executive Officer